6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      NASDAQ: CRME      TSX: COM

CARDIOME INITIATES PHASE 2a STUDY FOR ORAL RSD1235

Vancouver, Canada, December 9, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the initiation of a Phase 2a pilot study of oral RSD1235 for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of oral RSD1235 over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. It is expected that the majority of patients enrolled will have experienced atrial fibrillation for greater than 30 days and less than 180 days in duration. The study will enroll 180 patients across 75 centres in Canada, U.S. and Europe.

Patients with atrial fibrillation in the first stage of the study will receive a 300mg dose of oral RSD1235 or placebo twice per day. After the first 3 days, patients still in atrial fibrillation will be electrically cardioverted. Successfully cardioverted patients will continue to receive oral RSD1235 or placebo for the remaining 25 days and will be monitored throughout the dosing period. Multiple safety and preliminary efficacy parameters will be measured. Interim results from the study for the 300mg dosing group are expected in mid-2006. Final results including data from a 600 mg twice daily dose in the second stage will be available by the end of 2006. Cardiome anticipates initiating a Phase 2b study of oral RSD1235 in the second half of 2006.

“We are excited to initiate the next stage of our oral RSD1235 development program.” stated Bob Rieder, President and CEO of Cardiome. “This Phase 2a study will provide us with valuable data to help us advance this clinically and commercially exciting program.”

In August 2005, Cardiome announced the successful completion of a series of Phase 1 studies evaluating the pharmacokinetics, safety and tolerability of orally-administered RSD1235, which was found to be safe and well-tolerated across all dose levels explored. The maximum dose given for 7 days was 900mg twice daily (1,800mg/day), yielding blood levels of RSD1235 approaching peak blood levels seen in IV dosing. The formulation provided sustained high blood levels of drug over an interval deemed suitable for chronic-use oral therapy. No clinically relevant changes were found in clinical laboratory, vital signs or ECG measurements, and there were no serious adverse events.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). Positive top-line results from two Phase 3 trials for RSD1235 IV, called ACT 1 and ACT 3, were released in December 2004 and September 2005. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing. RSD1235 is also being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

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Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.